250 WILLIAMS STREET ATLANTA, GA 30303 P 404.302.9700 F 404.475.0520 www.internap.com

                January 11, 2008

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Room 4561

Re:	Internap Network Services Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 13, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 9, 2007
File No. 001-31989

Dear Mr. Krikorian:

On behalf of Internap Network Services Corporation (“Internap” or the “Company”), this letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter dated December 20, 2007 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006 (the “2006 Form 10-K”) and Form 10-Q for the Quarterly Period Ended September 30, 2007.  The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 1. Business

1.	Please advise whether you have considered expanding your disclosure in this section to discuss your dependence on Internet network service providers. See Item 101(c) of Regulation S-K.

RESPONSE:

In preparing our 2006 Form10-K, we believed that the discussion of our dependence on Internet network service providers was adequate, particularly with the disclosure in Risk Factors and in the spirit of eliminating redundant information.  Based upon further review and in response to the Staff's comment, however, we will include expanded discussion of our dependence on Internet network service providers within Item 1 of our Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”).

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

Item 7. Management’s Discussion and Analysis of Finance Condition and Results of Operations

Results of Operations, page 33

2.
We note instances where two or more sources of a material change have been identified, but the quantification of the contribution for each source that contributed to the change is not disclosed. For instance, for the year ended December 31, 2006, you disclose an overall pricing increase for Data Center services but there does not appear to be a discussion that quantifies how this pricing increase impacted revenues. Further, your disclosure indicates that IP services volume increased while prices declined, but you have not quantified how these factors impacted revenues. Your disclosure also indicates that IP services and Data Center services increased as a result of new and existing customers, without providing the additional analysis that quantifies the amount revenue increased from new and recurring customers. Tell us what consideration you gave to quantifying the extent of contribution of each source of a material change pursuant to the requirements of item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to item 303 (a) of Regulation S-K, and the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

RESPONSE:

We acknowledge the Staff's comment to enhance the quantitative disclosures supporting material changes in our results of operations.  Historically, we believe our MD&A discussion provided key qualitative data, together with certain quantitative data, including, for example, our table comparing product line revenues, which has provided meaningful information to the reader in conformity with applicable disclosure requirements.  Because of the nature of our revenues, complexities make ascertaining what portion of our revenue changes are specifically due to volume or price fluctuations more difficult.  This complexity is a result of revenues being impacted by many variables, including (1) the customer price per unit of Internet traffic, megabytes (“MB”) and gigabytes (“GB”), varies significantly depending on the planned and actual usage, (2) minimum commitments, (3) the time of day of peak usage, (4) where the customer is geographically located and connects to the Internet, (5) whether Internet Protocol (“IP”) services are combined or bundled with colocation, CDN or other services, as well as other factors. Accordingly, our management has historically neither used nor calculated such data in the course of business operations.  Beginning with our 2007 Form 10-K, however, we will review our ability to provide this more detailed data with a level of certainty that will support our disclosures.  If available, we will disclose such data for material changes.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

3.
Please advise us whether you have considered expanding your discussion of your results of operations to address the effects of pricing and other competitive pressures in your industry. We note that you disclose elsewhere in your Form 10-K that pricing for Internet connectivity services has declined significantly in recent years and may decline in the future. Your MD&A disclosure should include discussion and analysis of known trends, demands, commitments, events and uncertainties that may have a material impact on the company’s liquidity, capital resources or results of operations. See Item 303 of Regulation S-K and Section III.B.3 of SEC Release 34-48960.

RESPONSE:

We acknowledge the Staff's comment.  We note that we included disclosure of pricing and other competitive pressures in Risk Factors.  In our 2007 Form 10-K, however, we will enhance our MD&A disclosure for any material known trends related to pricing or other competitive pressures in our industry, such as the decline in pricing for Internet delivery services noted in our 2006 Form 10-K.  We will also, where applicable, expand our disclosure on known trends, demands, commitments, events, and uncertainties that might have a material impact on our liquidity, capital resources or results of operations.

Liquidity and Capital Resources, page 39

4.
Your current disclosure in this section appears to be largely a recitation of line item changes in your financial statements. Please consider the guidance provided in Section IV of SEC Release 34-48960 and Item 303 of Regulation S-K.

RESPONSE:

We respectfully submit that based on our financial position at December 31, 2006, as well as our reported cash flow from operations for the year then ended, we believe that we clearly disclosed to readers our ability to meet our cash requirements for the applicable near-term future.  We acknowledge the Staff's comment and will prospectively (1) provide appropriate and expanded disclosure, if necessary, as to the reasons for any material change to our liquidity and capital resources, (2) comment on our future expected cash sources and requirements and (3) if applicable, disclose our contingency plans should we fail to meet our cash needs.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

Part III.

Item 11. Executive Compensation, page 46

5.
Help us understand your Summary Compensation Table appearing on page 22 of your Definitive Proxy Statement filed on April 25, 207 relative to your discussion of compensation received by your named executive officers in 2006. For example, the Summary Compensation Table indicates that no bonuses were awarded to your named executive officers in 2006. However, on page 18 of the Definitive Proxy Statement you disclose cash bonuses awarded to your executives on March 15, 2007 for performance in 2006. Please advise.

RESPONSE:

We erroneously believed that we did not need to include these bonus payments in the summary compensation table because we did not pay the bonuses until 2007.  Upon further review, we now understand that we should have included these payments in column g.  We respectfully note the Staff's comment and we will make the appropriate corrections in our disclosures on a prospective basis, beginning with our Definitive Proxy Statement to be filed in April 2008.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Costs of Computer Software Development, page F-12

6.
Your disclosure states that the capitalized software as of December 31, 2006 and 2005 has not been placed in service and therefore you have not recorded amortization expense. Please clarify how your policy complies with paragraph 38 of SOP 98-1, which states, “amortization should begin when the computer software is ready for its intended use, regardless of whether the software will be placed in service in planned stages that may extend beyond a reporting period.”  In addition, we note that the majority of the software development costs were capitalized in fiscal year 2004. Please clarify how you have overcome the rebuttable presumption that this software has zero fair value as it appears you have experienced programming difficulties that were not resolved on a timely basis, we refer you to paragraph 35.b of SOP 98-1.

RESPONSE:

We have considered the guidance set forth in paragraphs 38 and 35.b of SOP 98-1 regarding amortization and impairment, respectively.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

Nearly all of the capitalized software costs referenced in our disclosure relates to two projects.  As of December 31, 2006 and 2005, we had not commenced amortization because the development and all substantial testing of these projects were not complete and thus they were not ready for their intended use.   The two projects consisted of costs incurred for (1) the implementation of Oracle financial software (the "Oracle project") and (2) the implementation of a Convergys billing and order entry system (the "Convergys project").  We initiated both projects during 2004 and we incurred costs that qualified for capitalization pursuant to paragraph 31 of SOP 98-1.  We placed the two projects on hold as of December 31, 2004 in order to focus resources on preparing to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.  We monitor the recoverability of our capitalized software costs on a periodic basis, with consideration of the possible impairment indicators set forth in paragraph 35 of SOP 98-1, including programming difficulties that cannot be resolved on a timely basis.  We reviewed the capitalized costs for impairment at December 31, 2005 and 2004 in connection with our plans for these projects and concluded no impairment existed.  During the year ended December 31, 2006, we recorded an impairment charge of $300,000 related to certain Oracle project software costs that we no longer expected to place in service.  We believe that our accounting treatment for these software projects complies with paragraph 38 of SOP 98-1.

Supplementally, we advise the Staff that the Oracle project was ready for its intended use in January 2007 and accordingly, we commenced amortization of the capitalized software costs beginning that month.  As discussed in the following paragraph, we recorded an impairment charge in the first quarter of 2007 related to the Convergys project.

During the three month period ended March 31, 2007, we recorded an impairment charge of $1.1 million related to the Convergys project.  Subsequent to our acquisition of VitalStream Holdings, Inc. (“VitalStream”) in February 2007, we determined that we would utilize our legacy billing system ("Portal") and abandon the Convergys project because (1) of Oracle's purchase of Portal Software, the developer of our legacy billing system, and (2) the Portal system would be more flexible in integrating the VitalStream business.  Accordingly, we believe that our accounting treatment for these software projects complies with paragraph 35.b of SOP 98-1.

We note the Staff’s comment and in our 2007 Form 10-K, we will provide additional policy disclosure stating that amortization begins when a software project is ready for its intended use regardless of whether the software will be placed in service in planned stages that may extend beyond a reporting period.

Revenue Recognition and Concentration of Credit Risk, page F-14

7.	Please address the following with respect to your accounting policy for Flow Control Platform revenues:

•
Please clarify whether the software contained in the Flow Control Platform is more than incidental to the product or service as a whole pursuant to paragraph 2 of SOP 97-2. Please describe your consideration of each of the factors identified in the second footnote of SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

•
Your disclosure on page 8 indicates that Flow Control Platform sales contain hardware, annual maintenance fees, professional fees for installation and on-going network configuration. We further note that post customer support related to Flow Control Platform sales is deferred and amortized a contract period of usually one year. Please describe how you allocate revenue to each element and how you determined the existence of fair value each element, or, in the case of software arrangements, how you have established VSOE of fair value of each element. Your response should include a discussion of your consideration of the relevant allocation provisions of SOP 97-2 and EITF 00-21.

•	Please clarify the amount of Flow Control Platform sales you recognized in the nine months ended September 30, 2007 and the fiscal year ended December 31, 2006.

RESPONSE:

We have concluded that the software contained in our Flow Control Platform ("FCP") is more than incidental to the FCP product as a whole.  In making this determination, we have considered the factors discussed in footnote 2 to SOP 97-2 as follows:

•
The software within our FCP product is not sold separately. Our marketing efforts, however, focus on the FCP's abilities to utilize interactive tools and reports, and to enable the customer to manage its network performance, which are dependent on the functionality of the software. Additionally, our marketing efforts emphasize the software components of the FCP product, such as IntelliPoint Routing and IntelliChoice, both patent-pending algorithms.

•
We sell one year of postcontract customer support with all of our FCP products. Our postcontract customer support includes maintenance of the software within the FCP product, including the right to unspecified upgrades and enhancements on a when-and-if-available basis.

•
We incur costs that are within the scope of SFAS 86. Following a working model approach, we generally incur minimal costs after the establishment of technological feasibility. During the year ended December 31, 2005, we capitalized $500,000 of software development costs related to our FCP product. We did not capitalize any software developments costs related to our FCP product during the years ended December 31, 2006 and 2004.

We apply the provisions of SOP 97-2 to the sales of our FCP product since the software contained in the FCP product is more than incidental to the FCP product as a whole.  Additionally, we considered the guidance set forth in EITF 03-5 and determined that the software is essential to the functionality of the hardware containing it.  Accordingly, we also apply the provisions of SOP 97-2 to the hardware element of our FCP product.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

The revenue arrangements for our FCP product typically include two elements:

•	The FCP hardware, which includes the embedded software; and
•	Postcontract customer support.

In certain instances, we also provide installation and network configuration services.

We use the residual method set forth in SOP 98-9.  Accordingly, we have determined VSOE of the undelivered element, postcontract customer support, based on substantive renewal rates.  Following the initial year of postcontract support, our customers can renew their maintenance for an additional year at an established list price.  We allocate the difference between the total fair value of the undelivered element and the total arrangement fee to the delivered element, which is the FCP hardware including the embedded software.  For arrangements that also include installation or network configuration services, we have determined VSOE of fair value for these elements based on a consistent, narrow range of rates per hour for our professional services consultants.

We recognized $3.5 million and $5.4 million of revenue related to FCP products and services for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

8.
Your disclosures on page 26 state that your service agreements with your customers guarantee the performance of your service. Please clarify the rights that this contractual guarantee provides to your customers and how you have determined that your fees and fixed and determinable. Specifically, clarify whether your customers have the right to receive funds in the event your service is not provided as guaranteed. Tell us how you have considered the recognition guidance in SAB Topic 13, section A.4.a.

RESPONSE:

A substantial majority of our IP Services revenue arrangementsinclude a monthly service level guarantee for network performance.  If we do not meet the service levels stipulated in the contract, our customer is entitled to receive service credits to reduce its monthly fee.  For our revenue arrangements that includea service level guarantee, we recognize revenue at the end of each month during which we provided services.  If our Network Operations Center detects problems with a customer's network that are within the scope of a contractual service level guarantee, then we do not recognize revenue that month for the amount of any service credits due to that customer.  In other words, if we do not deliver our guaranteed level of performance to a customer in a given month, we adjust revenue downward for that month to account for any service credit that we owe to the customer.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

Accordingly, since we are able to determine whether we have met contractual performance levels at the time of revenue recognition,we believe that we have a fixed or determinable sales price and our accounting treatment complies with SAB Topic 13, Section A.4.a.

9.
We note from your disclosures that you began offering content delivery network (“CDN”) services subsequent to your merger with VitalStream, which can include sales of the MediaConsole content management software.  Please explain your revenue recognition policy for content delivery network services. In this regard, please tell us the guidance that you apply when recognizing revenues for sales of CDN products and services (e.g., SOP 97-2 or SAB 104). In addition, please clarify whether these arrangements contain multiple-elements, and if so, how you allocate revenue to each element and how you establish fair value of each element. Your response should include a discussion of your consideration of the relevant allocation provisions of SOP 97-2 and EITF 00-21.

RESPONSE:

Subsequent to our merger with VitalStream, we began offering “proprietary” content delivery network (“CDN”) services. Standalone CDN services include the following three components: (1) data storage; (2) streaming/delivery and (3) a user interface portal/reporting tool.  We provide the service components via internally developed/acquired technology that resides on our network.  We do not sell these components separately.  As an example, our user interface portal/reporting tool, referred to as "MediaConsole,” allows customers to view various metrics of the CDN activity, like demographic data of persons viewing content.

Our CDN revenue arrangements have fixed terms with monthly billings based on service levels and usage.  In many instances our arrangements will include minimum usage commitments.  Therefore, we account for our standalone CDN revenue arrangements as a single element, recognizing revenue over the term of the contract as services are provided, in accordance with SAB 104.

We may also sell our CDN services in conjunction with our other services such as Internet connectivity or advertising.  When we bundle CDN services with other services, we follow the guidance of EITF 00-21, allocating revenue to separate units of accounting based on relative fair values.  Relative fair values arereadily determinable from the separate sales of CDN, Internet connectivity and other services on a standalone basis.

In order to clarify our revenue recognition policy, we will include disclosure in our 2007 Form 10-K similar to the following:

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

We recognize CDN service revenues in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition, and the Financial Accounting Standards Board’s (FASB) Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.  Revenue is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

We derive revenue from the sale of CDN services to customers under contracts that generally commit the customer to a minimum monthly level of usage on a calendar month basis and provide the rate at which the customer must pay for actual usage above the monthly minimum. For these services, we recognize the monthly minimum as revenue each month provided that an enforceable contract has been signed by both parties, the service has been delivered to the customer, the fee for the service is fixed or determinable and collection is reasonably assured. Should a customer’s usage of our services exceed the monthly minimum, we recognize revenue for such excess in the period of the usage. We record the installation fees as deferred revenue and recognize as revenue ratably over the estimated life of the customer arrangement. We also derive revenue from services sold as discrete, non-recurring events or based solely on usage. For these services, we recognize revenue after both parties have signed an enforceable contract, the fee is fixed or determinable, the event or usage has occurred and collection is reasonably assured.

We periodically enter into multiple-element arrangements. When we enter into such arrangements, we account for each element separately over its respective service period or at the time of delivery, provided that there is objective evidence of fair value for the separate elements. Objective evidence of fair value includes the price charged for the element when sold separately. If we cannot objectively determine the fair value of each element, we recognize the total value of the arrangement ratably over the entire service period to the extent that we have begun to provide the services, and other revenue recognition criteria have been satisfied.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

Note 14. Stock-Based Compensation Plans

Stock Compensation and Option Plans, page F-32

10.
We note from your disclosure that you identified an error in your stock option granting practices, but concluded that the error was not material to your financial statements for any prior period. Please provide your complete materiality analysis in accordance with SAB 99, which supports your conclusion. As a part of your response, please clarify how you determined that the effect of the error was not material to the financial statements in the period which the error was corrected.

RESPONSE:

We refer the Staff to a supplementally provided copy of our SAB 99 analysis related to stock-based compensation.  We prepared this analysis in October 2006 and it includes our consideration of the guidance set forth in paragraph 29 of APB No. 28 regarding the determination that the effect of the error was not material to the financial statements in the period in which we corrected the error. We note that while the error could appear quantitatively significant to the third quarter of 2006 or the year to date period due to the low absolute dollar amount of the pre-tax income for that period, our analysis indicated that the amount was not material after considering all factors outlined in SAB 99, including longer term earnings trends.

Note 17.  Unaudited Quarterly Results, page F-36

11.
We note that in your June 26, 2006 response letter to the staff you asserted that you would revise your presentation of selected quarterly financial data on a prospective basis to include cost of revenues pursuant to Item 302(a)(1) of Regulation S-K. However, it does not appear that you have provided the disclosure. Please clarify why you have not provided this disclosure and tell us how you plan you plan to comply with the disclosure requirement of item 302(a)(1) of Regulation S-K.

RESPONSE:

Our exclusion of the disclosure of direct costs from selected quarterly financial data was an unintentional oversight.  We regret the omission and will include the disclosure in our 2007 Form 10-K as described in our June 26, 2006 response letter to the Staff.

Form 10-Q for the quarterly period ended September 30, 2007

Note 1. Nature of Operations and Basis of Presentation

Revisions, page 8

12.
Your disclosure states that you revised the classification of your auction rate securities acquired in the nine months ended September 30, 2007 from reporting them as cash and cash equivalents in the balance sheet to reporting them as short-term investments. Please explain to us how you determined that prospective disclosure of these changes was appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed interim Exchange Act reports. Tell us your consideration of disclosing the impact of the revision on the consolidated balance sheets and statements of cash flow in your previously filed Exchange Act reports. In addition, please clarify whether any similar auction rate securities were classified as cash and cash equivalents in the balance sheet and statements of cash flows as of December 31, 2006.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

RESPONSE:

We refer the Staff to a supplementally provided copy of our SAB 99 analysis.  Additionally, we advise the Staff that we did not hold investments in any auction rate securities as of December 31, 2006. We recognize that the error as a percentage of cash and cash equivalents is 8.6% and 14.3% at March 31, 2007 and June 30, 2007, respectively.  Based upon the evaluation of our SAB 99 analysis, however, along with our view that both cash and short term investments are highly liquid current assets, as supported by how our lenders defined such liquidity, and our disclosure for the nine-months ending September 30, 2007 in our Form 10-Q, we did not deem the information presented in prior quarters to be misleading. Therefore we have not amended our prior filings.

Note 2. Business Combination

Purchase Price Allocation, page 9

13.
Explain the factors that contributed to a purchase price that resulted in a significant amount of goodwill being recorded for the acquisition of VitalStream. Describe your process of ensuring that each acquired intangible asset was properly identified and how you determined the fair value of each identified intangible asset. Please explain in sufficient detail the fair value model you applied when determining the fair value of the acquired intangible assets, including a description of all significant assumptions. In addition, please tell us your consideration for providing disclosure of the factors that contributed to a purchase price that resulted in recognition of goodwill pursuant to paragraph 51(b) of SFAS 141.

RESPONSE:

We established the valuation of VitalStream with the assistance of a reputable investment banker that included a fairness opinion on our price paid as described in our combined proxy statement/prospectus on Form S-4. The critical factors contributing to the determination of the purchase price paid for VitalStream included the following:

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

•
The acquisition of VitalStream was a part of our strategy to enhance our position as a leading provider of high performance route control products and services by adding complementary service offerings in the rapidly growing content delivery and on-line advertising markets. Integrating VitalStream’s digital media delivery platform into our portfolio of products and services would enable us to provide customers with one of the most complete product lines in content delivery solutions, content monetization and on-line advertising, while supporting the significant long-term growth opportunities in the network services market.

•	VitalStream’s services were a logical extension and complement to our high performance route control products and services.
•	We evaluated demand for CDN service within our customer base and determined that there would be a market for proprietary CDN service.
•	VitalStream’s services offered our legacy customers additional high growth, high margin revenue streams.
•	We believed that large audio and video files are more effectively delivered over the Internet with a combination of VitalStream’s platform and our route management network.
•
VitalStream’s initiatives in the rich media ad services business present an entirely new set of opportunities and potential customer relationships for us, as advertisers seek to access a large and growing base of Internet users that watch increasing amounts of video online.

The annual revenues of VitalStream were approximately $15 million in 2005 and $20 million in 2006, respectively. We paid a premium of 36.7% from the trading price of VitalStream on announcement of the deal. The purchase price was comparable with valuation multiples of its competitors in the CDN market.

Goodwill is the residual of the excess of fair value over the book value of the acquired entity's net assets at the date of acquisition. We note that under SFAS 141, an assembled workforce shall not be recognized apart from goodwill and therefore is embedded in goodwill. Also a component of goodwill is the fair value of the expected synergies and other benefits from combining the acquiring and acquired entities’ net assets and businesses. Our expected synergies are significant in this acquisition, including synergies in the sales channel, our network costs, general and administrative costs, and capital expenditures. We will expand our disclosure to discuss the above factors that contributed to our goodwill balance in our 2007 Form 10-K.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

In conjunction with the acquisition, we engaged an international valuation firm to assist us in allocating the purchase price.  The following assets are examples of intangible assets considered by us and the valuation firm that could meet the criteria for recognition as an intangible asset apart from goodwill:

•	Marketing-related intangible assets, which are those assets that are primarily used in the marketing or promotion of products or services such as trademarks, trade names and non-compete agreements;
•
Customer-related intangible assets such as customer lists, production backlog, contracts with customers and/or distributors, and related customer/distributor relationships, and non-contractual customer/distributor relationships;

•
Contract-based intangible assets, which represent the value of rights that arise from contractual arrangements such as licensing, royalty, standstill agreements, supply contracts, lease agreements, and employment contracts; and

•
Technology-based intangible assets, which are assets that relate to innovations or technological advances such as patented and unpatented technology, computer software and trade secrets (secret formulas, processes, recipes, etc).

In valuing the acquired intangible assets, we considered variations of all three generally accepted valuation approaches: (1) the income approach; (2) the market approach and (3) the cost approach and settled upon the income approach in valuing our intangible assets.

Valuation of Trade Names and Trademarks:

To estimate the fair value of the trade names and trademarks, we used a form of the income approach known as the relief from royalty method.  The relief from royalty method is a generally accepted methodology to valuing trademarks and trade names.

In estimating the value of the trade names and trademarks, we used the following assumptions: (1) royalty rate based on comparable industry rates; (2) effective tax; (3) appropriate discount rates; (3) economic life; and (4) the Section 197 benefit for tax amortization of the acquired intangible asset.

We arrived at an estimate of fair value by summing the present value of the after-tax cash flows and tax amortization benefit attributable to the trade names and trademarks as of the valuation date, which was the day we closed the merger. We estimated the fair value of the trade names and trademarks to be approximately $1.2 million as of the valuation date.

Valuation of the Customer Relationships

As of the valuation date, VitalStream’s customer base consisted of more than 1,000 customers and included advertising agencies, movie studios, news broadcasters, music and radio companies, and educational institutions, some of which are Fortune 500 corporations. The key assumptions in valuating the customer relationship intangibles were: (1) attrition rate; (2) tax and discount rates; (3) expected cash flows from existing customers; and (4) consideration that VitalStream had a reduced volume of business with its largest customer prior to the announcement of the acquisition of VitalStream by Internap.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

According to SFAS 141, customer contracts, and the relationships arising from such contracts, are identified intangible assets separable from goodwill. The excess earnings method, a form of the income approach, is typically used to value these relationships. Similar to the discounted cash flow method, the excess earnings method estimates the value of an intangible asset by discounting its future cash flows and applying charges for VitalStream’s other contributory assets.

We summed the present value of the excess net cash flows and tax amortization benefit attributable to the customer relationships to arrive at a consolidated estimate of fair value for the customer relationships of approximately $9.0 million as of the valuation date.

Valuation of Non-Compete Agreements

To determine fair value of the non-compete intangible assets, we utilized a discounted cash flow analysis to estimate the fair value of the non-compete agreements. In this approach, the value of a non-compete agreement represents the difference between the business enterprise value of the subject entity with the agreement in place (i.e., assuming no competition on the part of the covered executive), and the value of the subject entity without an agreement in place (i.e., assuming competition) adjusted for the probability of competition absent the non-compete agreement.

We estimated the amount of revenue and operating income that we would lose if key members of VitalStream were not bound by the non-compete agreements and would join or start competitive businesses. We also assessed the likelihood of each individual competing if his non-compete agreement was not in place and the likelihood of competition and probability of success. Other key assumptions included the likely amount of market share taken from the business.

After estimating the likelihood of each key person departing from VitalStream and establishing a competing business, the likelihood of his success and the potential damage to cash flow if he was to compete and succeed, we estimated the loss in after-tax cash flow. We then discounted the after-tax cash flows for each scenario to its present value equivalents using an appropriate discount rate.

We arrived at an estimate of fair value for the non-compete agreements of $300,000 by summing the present value of the after-tax cash flows and tax amortization benefit attributable to the non-compete agreements as of the valuation date.

Valuation of Proprietary Technology

As of the valuation date, VitalStream owned patented and unpatented technology that enables substantial recurring income and qualifies as technology-based intangible assets separable from goodwill under SFAS 141.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

Additionally, VitalStream was developing a new version of the Enterprise technology (“Enterprise IPR&D”) to enable use of the technology internationally. Version 4.2 was approximately 50 percent complete and therefore qualified as in-process research and development.

We valued the proprietary technology using the excess earnings method, a modified version of the income approach. We utilized detailed financial projections to assist in valuing the proprietary technology.

Under the excess earnings method, the excess earnings that VitalStream’s technology is expected to generate over its expected life is estimated and discounted to the present. Excess earnings are defined as the residual earnings after providing for required returns on other identified contributing assets.

We based our excess earnings method on various assumptions as to the evolution of the existing platform to future technology, the expected cash flows from the technology (including only the costs to maintain the existing technology) and an appropriate estimated discount rate. From those assumptions, we concluded the fair value of the technology, including the tax amortization benefit, to be as follows as of the valuation date (in thousands):

Enterprise Technology	$24,000
Small Business Technology	4,000
Advertising Technology	8,000
Enterprise IPR&D	450

We initiated the purchase of VitalStream in October 2006.  VitalStream had historical revenues in 2005 of approximately $15 million, which resulted in a valuation multiple of fourteen times revenue. The purchase price exceeded the historic net book value of VitalStream as of September 30, 2006 by $174.7 million.  After allocating the purchase price to all identifiable tangible and intangible assets, we were left with a significant residual balance for goodwill.  For the reasons discussed above, we believe that we have identified and valued all of the acquired intangible assets, including goodwill, in accordance with SFAS 141.

* * * * *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 11, 2008

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (404) 302-9700.  Thank you for your consideration.

Sincerely,

/s/ Tamara Augustyn
Tamara Augustyn
Vice President, Chief Accountant and Principal
Accounting Officer